UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2009

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 24, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

bhp billiton

resourcing the future

Summary Review 2009

BHP Billiton Locations

Petroleum

Ref	Country	Site/Asset	Description	Ownership
1	Algeria	Ohanet	Onshore wet gas development	45%
2	Algeria	ROD	Onshore oil development, comprising development and production of six oil fields	45%
3	Australia	Bass Strait	Production of oil, condensate, LPG, natural gas and ethane located in the Gippsland Basin, offshore southern Australia	50%
4	Australia	Minerva	Operator of offshore gas field development in the Otway Basin of Victoria	90%
5	Australia	North West Shelf	One of Australia's largest resource projects, producing liquids, LNG and domestic gas located offshore northwestern Australia	8.33–16.67%
6	Australia	Stybarrow/ Griffin	Operator of Stybarrow oil development and Griffin oil and gas development located offshore Western Australia	45–50%
7	Pakistan	Zamzama	Operator of onshore gas development in Sindh province	38.5%
8	Trinidad and Tobago	Greater Angostura	Operator of oil and gas field located offshore east Trinidad	45%
9	UK	Bruce/Keith	Oil and gas production in the UK North Sea	16–31.83%
10	UK	Liverpool Bay	Operator of oil and gas developments in the Irish Sea	46.1%
11	US	Gulf of Mexico	Interests in several producing assets, including deepwater oil and gas production at:	
			- Atlantis	44%
			- Shenzi/Genghis Khan	44%
			- Mad Dog	23.9%
			- Neptune	35%
			Additional other interests in producing assets and a significant exploration acreage position	4.95–100%

Aluminium

Ref	Country	Site/Asset	Description	Ownership
12	Australia	Boddington/ Worsley	Integrated bauxite mine and alumina refinery in Western Australia	86%
13	Brazil	Alumar	Integrated alumina refinery, aluminium smelter and port facilities in Maranhão province	36–40%
14	Brazil	MRN	Bauxite mine in Pará province	14.8%
15	Guinea	Guinea Alumina Project	Integrated bauxite mine and alumina refinery (currently undertaking feasibility study)	33.3%
16	Mozambique	Mozal	Aluminium smelter near Maputo	47.1%
17	South Africa	Hillside/ Bayside	Two aluminium smelters at Richards Bay	100%
18	Suriname	Paranam	Bauxite mines and alumina refinery*	45%

* Asset sale completed 31 July 2009

Base Metals

Ref	Country	Site/Asset	Description	Ownership
19	Australia	Cannington	Silver, lead and zinc mine in northwest Queensland	100%
20	Australia	Olympic Dam	Underground copper, uranium, gold and silver mine in South Australia	100%
21	Chile	Cerro Colorado	Open-cut mine producing copper cathode in Atacama Desert, northern Chile	100%
22	Chile	Escondida	Copper mines in Atacama Desert, northern Chile	57.5%
23	Chile	Spence	Open-cut mine producing copper cathode in Atacama Desert, northern Chile	100%
24	Peru	Antamina	Copper and zinc mine located in the Andes, north-central Peru	33.75%
25	US	Pinto Valley	Copper mine located in the State of Arizona	100%



Offices

Ref	Country	Location
43	Australia	Adelaide ●
44	Australia	Brisbane ◆ ●
45	Australia	Melbourne ◆ ● (Global Headquarters)
46	Australia	Newcastle ●
47	Australia	Perth ◆ ● ▲
48	Australia	Sydney ◆
49	Belgium	Antwerp ●
50	Brazil	Rio de Janeiro ●
51	Canada	Vancouver ◆
52	Chile	Santiago ◆ ● ▲
53	China	Shanghai ●
54	Colombia	Cartagena ●
55	Gabon	Libreville ▲
56	India	New Delhi ●
57	Indonesia	Jakarta ●
58	Japan	Tokyo ●

Ref	Country	Location
59	Netherlands	The Hague ●
60	New Caledonia	Noumea ●
61	Philippines	Manila ●
62	Russia	Moscow ▲
63	Singapore	Singapore ● ▲
64	South Africa	Johannesburg ◆ ● ▲
65	South Africa	Richards Bay ●
66	South Korea	Seoul ●
67	Switzerland	Baar ●
68	UK	London ◆
69	US	Houston ◆ ●
70	US	Pittsburgh ●

◆ Corporate/Business Centres ● Marketing Offices
▲ Minerals Exploration Offices

- Offices
- Petroleum
- Aluminium
- Base Metals
- Diamonds and Specialty Products
- Stainless Steel Materials
- Iron Ore
- Manganese
- Metallurgical Coal
- Energy Coal

Diamonds and Specialty Products

Ref Country Site/Asset Description Ownership

26 Canada EKATI Diamond mines in Northwest Territories 80%

27 Canada Potash Greenfield potash projects near 100% Saskatoon, Saskatchewan

28 South Africa Richards Bay Integrated titanium smelter and mineral 50% Minerals sands mine

Stainless Steel Materials

Ref Country Site/Asset Description Ownership

29 Australia Nickel West Nickel assets, including Mt Keith, Leinster 100% and Cliffs operations, Kambalda nickel concentrator, Kalgoorlie nickel smelter, Kwinana nickel refinery, and Ravensthorpe nickel mine and processing facility

30 Australia Yabulu Laterite nickel and cobalt processing plants 100% Refinery northwest of Townsville*

31 Colombia Cerro Integrated ferronickel mining and smelting 99.94% Matoso complex in northern Colombia

* Asset sale completed 31 July 2009

Iron Ore

Ref Country Site/Asset Description Ownership

32 Australia Western Integrated mine, rail and port operations 85–100% Australia in the Pilbara Iron Ore

33 Brazil Samarco Integrated mine, pipeline and port operations 50% producing iron ore pellets in southeast Brazil

Manganese

Ref Country Site/Asset Description Ownership

34 Australia GEMCO Producer of manganese ore in the 60% Northern Territory

35 Australia TEMCO Producer of manganese alloys in Tasmania 60%

36 South Africa Samancor Integrated producer of manganese 60% Manganese ore (Hotazel Manganese Mines), alloy (Metalloys) and manganese metal (Manganese Metal Company)

Metallurgical Coal

Ref Country Site/Asset Description Ownership

37 Australia Illawarra Three underground coal mines in southern 100% Coal New South Wales with access to rail and port facilities

38 Australia Queensland Integrated mine, rail and port operations, 50–80% Coal including a loading terminal at Hay Point, in the Bowen Basin, Central Queensland

Energy Coal

Ref Country Site/Asset Description Ownership

39 Australia Hunter Valley Mt Arthur Coal open-cut mine in 100% Energy Coal Hunter Valley, New South Wales

40 Colombia Cerrejón Export coal mine with integrated rail 33.3% and port facilities in La Guajira province

41 South Africa Energy Coal Three energy coal mines in Witbank 84–100% South Africa region of Mpumalanga province

42 US New Mexico Two mines in New Mexico supplying 100% Coal energy coal to adjacent power stations

9 62 10 68 59 49 67 6 58 2 53 1 7 56 61 15 63 55 57 34 5 30 6 32 19 38 60 64 41 16 44 36 17

28 20 39 29

65 47 46 12 43 48 45 37 4 3 35

In this Summary Review

Our Results at a Glance
Includes a snapshot of our results and five-year summary
See page 2

Chairman's Review
The year in review by Don Argus
See page 4

Chief Executive Officer's Report
Overview of the Group's activities by Marius Kloppers
See page 6

Customer Sector Group Performance
Operational snapshot of BHP Billiton's nine Customer Sector Groups
See page 8

Financial Strength and Marketing
Financial strategy outlined by Alex Vanselow and Marketing overview by Alberto Calderon
See page 16

Strategy of World-Class Assets
Operational update for Ferrous and Coal by Marcus Randolph and Non-Ferrous by Andrew Mackenzie
See page 18

Our People
Our commitment to our people and our safety performance by Karen Wood
See page 20

We are Part of the Community
Our responsibility to the communities in which we operate by J Michael Yeager
See page 22

Board of Directors
Profiles of our Directors
See page 26

Group Management Committee
Profiles of our senior management team
See page 29

Corporate Governance Summary
Governance at BHP Billiton
See page 30

Remuneration Summary and Principles
Key principles of our remuneration policy
See page 31

Shareholder Information
Overview of shareholder information, including key dates and our dividend policy
See page 32

Corporate Directory
A list of key offices and our share registries
See inside back cover

This Summary Review is designed to provide you with an update on the operations and performance of BHP Billiton over the year ended 30 June 2009 in a concise and easy-to-read format. It is not a summary financial statement for the purposes of the UK Companies Act 2006.

This Summary Review is not intended to provide a guide as to the likely future performance of the Group. Certain statements may be forward-looking statements which are based on current expectations, beliefs and assumptions regarding present and future business strategies and environments in which the Group will operate in the future. Such expectations, beliefs and assumptions may or may not prove to be correct and are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially. The Annual Report 2009 sets out certain risk factors that may cause our results to be materially less favourable than those implied by these forward-looking statements. Past performance cannot be relied on as a guide to future performance.

Nothing in this Summary Review should be construed as either an offer to sell or the solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

This Summary Review is not a substitute for the Annual Report 2009 and does not contain all the information needed to give as full an understanding of the Group's performance, financial position and future prospects as is provided by the Annual Report 2009, which can be downloaded from the BHP Billiton website at *www.bhpbilliton.com*. Printed copies of the Annual Report 2009 will be distributed to all shareholders who elected to receive them, and can be requested by contacting the Share Registry.

BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 180 Lonsdale Street, Melbourne, Victoria 3000, Australia.
BHP Billiton Plc. Registration number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1BH, UK.
Each of BHP Billiton Limited and BHP Billiton Plc are members of the BHP Billiton Group, which is headquartered in Australia.

We a leading are BHP global Billiton, natural company. resources

Our purpose is to create long-term shareholder value through the discovery, development and conversion of natural resources and the provision of innovative customer and market-focused solutions. For almost a decade, we have been committed to a long-term strategy of investing in low-cost, world-class, expandable and export-oriented operations that reflect diversification across markets and geographic regions.

Today…this strategy remains unchanged.

BHP BILLITON SUMMARY REVIEW 2009 - 1

Our Results at a Glance

- A strong financial result, despite very challenging market conditions.
- Record net operating cash flow of US$18.9 billion.
- Underlying EBIT margin of 40.1 per cent and Underlying return on capital of 24.6 per cent.
- Exceptional items of US$4.8 billion, the majority of which relate to restructuring of the nickel operations.
- Maintained our strong balance sheet, with net debt of US$5.6 billion, gearing of 12.1 per cent and Underlying EBITDA interest cover of 57 times.
- Full year dividend of 82 US cents per share, an increase of 17.1 per cent.
- Capital and exploration expenditure of US$10.7 billion.
- Four projects approved and proposed formation of the Western Australia Iron Ore production joint venture with Rio Tinto announced.
- Seven fatalities occurred in our operations. Our Total Recordable Injury Frequency has improved to 5.6.

Five-year Summary

US$M	2009	2008	2007	2006	2005
Revenue	**50,211**	59,473	47,473	39,099	31,150
Underlying EBIT [(a)]	**18,214**	24,282	20,067	15,277	9,921
Attributable profit – excluding exceptional items	**10,722**	15,368	13,675	10,154	6,426
Attributable profit – including exceptional items	**5,877**	15,390	13,416	10,450	6,396
Net operating cash flow [(b)]	**18,863**	17,817	15,957	11,325	9,117
Basic EPS – excluding exceptional items (US cents per share)	**192.7**	274.9	233.9	168.2	104.9
Basic EPS – including exceptional items (US cents per share)	**105.6**	275.3	229.5	173.2	104.4
Dividend per share					
BHP Billiton Plc (US cents)	**82.0**	70.0	47.0	36.0	28.0
BHP Billiton Limited (US cents)	**82.0**	70.0	47.0	36.0	28.0
Underlying EBITDA interest coverage [(a)]	**56.8**	49.4	43.6	33.6	35.6
Gearing (per cent) [(c)]	**12.1**	17.8	25.0	27.2	35.8

(a) Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.
(b) Net operating cash flow is after net interest and taxation.
(c) Gearing is net debt over net debt plus net assets. The measure is inclusive of continuing operations of Group companies and jointly controlled entities.

2 - BHP BILLITON SUMMARY REVIEW 2009

Underlying EBIT

US$18.2B

US$ million

0 5,000 10,000 15,000 20,000 25,000 2005

2006 2007 2008 2009

Attributable profit – excluding exceptional items

US$10.7B

US$ million

0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 2005

2006 2007 2008 2009

Total returns to shareholders

US$32.5B

10,000

8,000

6,000 million US $ 4,000

2,000 Dividends Share buy-backs Demerger of

0 BHP Steel 2002 2003 2004 2005 2006 2007 2008 2009

Dividends declared

US$4.6B

US$ million

0 1,000 2,000 3,000 4,000 5,000 2005

2006 2007 2008 2009

Market capitalisation at 30 June

US$143.6B

US$ million

0 50,000 100,000 150,000 200,000 250,000 2005

2006 2007 2008 2009

Community contributions

US$197.8M*

210 180 150

million 120 $ US 90

60

30

0 2005 2006 2007 2008 2009

* Incorporates US$60 million into UK-based charitable company (BHP Billiton Sustainable Communities)

Relative share price performance index – five year

500

BHP Billiton Limited BHP Billiton Plc ASX 200 FTSE 100 S&P 500 450

400 350 300 250 200 150 100

50 0

30/6/04 30/6/05 30/6/06 30/6/07 30/6/08 30/6/09

BHP BILLITON SUMMARY REVIEW 2009 - 3

Chairman’s Review

Don Argus

Chairman

We remain committed to achieving the highest level of governance and continue to believe that there is a fundamental link between high-quality governance and the creation of shareholder value.

By any measure, this has been an extraordinary year.

The global financial crisis has created the worst business environment the world has faced in more than 60 years. World economic activity contracted dramatically and commodity prices fell sharply. Accompanying this, volatility has been high and should remain for the immediate future. While the global economy is showing signs of stabilising, the large developed economies are not expected to show real growth until at least the end of 2010.

BHP Billiton’s strategy has served us well during these volatile times. Since the merger of BHP and Billiton in 2001, we have focused on a few key fundamentals. These include owning and operating large, low-cost, long-life tier one assets; a commitment to a solid ‘A’ credit rating; a deep inventory of growth projects; and working hard to be leaders in safety, environmental management and community engagement.

While low commodity prices and less demand for our products led to a fall in profits, our resolute focus on our long-term strategy delivered record operating cash flow of almost US$19 billion, profit from operations, excluding exceptional items, of US$18.2 billion, and margins on this profit of more than 40 per cent. Dividends were increased by 17.1 per cent to 82 US cents per share. We have enviable balance sheet strength. At 30 June 2009, gearing was 12.1 per cent and we have an ‘A’ credit rating with significant funding capacity.

Despite producing strong operating and financial performance during a challenging year, our safety performance was simply unacceptable. This year, we had seven fatalities. The death of a family member at work has a devastating and long-lasting impact not only on the immediate family, but also on a wide community of relatives, friends and work colleagues. The Board has reinforced its emphasis on management creating a workplace free of injury.

4 - BHP BILLITON SUMMARY REVIEW 2009

In environmental management, the immediate issue facing the world is climate change. BHP Billiton shares the view that mainstream science is correct in drawing attention to the high risks associated with unmitigated climate change. However, we also believe that the problem is solvable and strongly support a global regime that is endorsed by both developed and major developing countries and provides the clarity and stability necessary to allow investment in carbon abatement activities to occur. We are determined to play our part and see business leadership as part of our role in achieving low carbon growth. To this end, we support key initiatives like the establishment of binding commitments for all developed and major developing countries.

We remain committed to prudently investing for the future. This is reflected in the agreement we signed with Rio Tinto in June this year to create an iron ore production joint venture in Western Australia. This joint venture represents a significant, strategic investment for the Group that provides us with the opportunity to capture significant synergies that can only come through this unique partnership. The agreement is non-binding and pre-conditions for its formation include regulatory, relevant governmental and shareholder approvals from both Rio Tinto and BHP Billiton shareholders.

Our ability to fund opportunities like these and the Group's consistent, solid financial performance during this period is testament to the ability of Marius Kloppers and his team. Over the past five years, we have delivered Total Shareholder Returns [1] of 220 per cent, outperforming the FTSE 100, ASX 100 and our peers. There are very few companies in any sector with such solid financial and operating strength.

Clearly, as a Board, we have a responsibility to shareholders to ensure we attract, develop and retain the talented people we need to run our business. The way we reward and recognise those people is an important part of how we do this. Our reward and recognition arrangements are set out in the Remuneration Report. From your Board's point of view, the critical issue is that shareholders have the ability to fully understand remuneration arrangements, to monitor them and to express their opinion on their value. Aligning executive remuneration with shareholder value creation is fundamental.

Our program of Board renewal continued this year. David Jenkins, after nine years on the Board, will retire after the Annual General Meetings. David has made an outstanding contribution to the work of the Board; and on your behalf, I would like to thank David and wish him well for the future.

We also appointed Wayne Murdy as a non-executive Director. Wayne's experience will be invaluable to your Board given his background as Chairman and Chief Executive Officer of Newmont Mining Corporation and 30 years' experience in the mining and petroleum industries.

The economic landscape has changed and organisations have had to adjust to meet these unprecedented economic challenges.

We remain committed to achieving the highest level of governance and continue to believe that there is a fundamental link between high-quality governance and the creation of shareholder value. We also recognise that governance is not just a matter for the Board, but that a good governance culture must be fostered throughout the Group.

Undoubtedly, the past year has been difficult. The economic landscape has changed and organisations have had to adjust to meet these unprecedented economic challenges. In many sectors of the economy we have witnessed quite dramatic falls in demand, and there have been large cutbacks in production across the commodities sector. We were not immune from this. We reduced production levels from many of our operations in response to the lower global commodities demand and in some instances also made difficult decisions to indefinitely suspend or close operations.

Looking ahead, economies around the world are responding to government-driven economic stimulus packages, the impact of which is difficult to measure; and consequently, there remains a level of uncertainty about the rate of economic growth over the short term. Having said that, there is evidence in the US, UK, Europe and Australia of increasing stability in financial systems and economies.

China, which has been the major source of demand for commodities in 2009, is showing early signs of improvement, providing strong support for short-term economic growth.

Over the longer term, we believe that emerging economies such as China and India will contribute the majority of world economic growth as they continue to industrialise, which will see demand for commodities continue to grow.

BHP Billiton maintains its unique position in the resources industry. We are able to generate above average returns in this part of the cycle, continue to invest in growth and are well-placed to take advantage of any upturn.

Finally, this will be my last report to you as Chairman.

Jac Nasser will succeed me when I retire. It is your Directors' view that the choice of the Chairman is the responsibility of the Board. This is why, over the past 18 months, the Board itself has conducted the succession process for the new Chairman and when the Board met, John Buchanan, the Senior Independent Director for BHP Billiton Plc, chaired the meetings. Jac has outstanding skills and experience and will be an excellent Chairman. To ensure an orderly transition, the Board has asked me to stand for re-election at the upcoming Annual General Meetings, although I will not serve a full term and expect to retire from the Board in early 2010.

I want to acknowledge and sincerely thank you, our shareholders, for your support over the 13 years I have been on the BHP Billiton Board and my 10 years as Chairman. It has always been my underpinning principle to respect shareholders as the owners of the Company, as it is to you that I am accountable for the governance and performance of BHP Billiton. It has been an outstanding highlight in my life and an extraordinary privilege to serve you as Chairman.



Don Argus
Chairman

[1] Weighted three month average US$ Total Shareholder Returns (TSR) of BHP Billiton Limited and BHP Billiton Plc. TSR reflects the changes in share price plus dividends over the period.

BHP BILLITON SUMMARY REVIEW 2009 • 5

Chief Executive Officer’s Report

Marius Kloppers

Chief Executive Officer

During the year, we stayed true to our strategy of focusing on long-term value creation.

6 - BHP BILLITON SUMMARY REVIEW 2009

The 2009 financial year was an interesting one as it was divided into distinct periods – the first with rapid growth in demand for products at record prices, and the second in which a global de-stocking cycle, following the global financial crisis, resulted in diminished demand and lower prices.

With aggressive growth plans following the preceding year's record world economic growth in our industry, many of our peers and other companies were forced to make an about-turn in strategy in response to the global economic downturn. In many cases, long-term value was sacrificed as a result of short-term pressures.

While the shift in demand and prices also presented challenges for BHP Billiton, our long-standing strategy of focusing on a diversified portfolio of tier one, low-cost, long-life assets, allowed us to continue to focus on the long-term creation of value, in line with our corporate objective.

Safety

Our workforce contains many talented people who help make this Group what it is today: a premier global organisation. Given this, I am personally deeply saddened to report that this year seven deaths occurred at our operations. Any injury is unacceptable and these fatalities highlight the need to do more as an organisation to protect the health and safety of our people. To this end, we have undertaken a variety of measures, which have included reviews of our management procedures and safety systems.

Encouragingly, seven of our Customer Sector Groups reported improvements in Total Recordable Injury Frequency performance ranging from seven to 44 per cent. Twenty-four BHP Billiton sites completed 12 months of operations without a Lost Time Injury. In aggregate, this amounts to more than 23 million hours of work without a Lost Time Injury. Our challenge is to replicate this performance throughout our business and we must remain diligent in continuing our work towards zero workplace injuries.

Managing through the cycle

I have already stated that during the year, we stayed true to our strategy of focusing on long-term value creation. Operationally, however, we continued to seek ways that allow us to be responsive in the short term. For example, very early on in the global financial crisis and consistent with the way we have always managed our business, we reiterated our commitment to taking swift action in any operation that was cash negative and set to remain so, or for which we did not have sufficient customers for the particular product.

Our Group remains in an enviable position in its industry.

We acted quickly to curtail production across our metallurgical coal, manganese, nickel and iron ore pellet operations. Disappointingly, this slowdown in demand, coupled with the dramatic fall in nickel prices, led to the indefinite suspension of our Ravensthorpe operation in Western Australia. I can assure you that these decisions were carefully considered and that we are ever mindful of the effects on everyone involved.

While difficult decisions to reduce staff numbers were taken in some areas, we have continued to implement programs that work to attract and retain skilled people. For example, in May we announced the introduction of uniform, minimum paid parental leave benefits across our operations. The introduction of this initiative actively encourages broad inclusion in the workplace, which we believe will ultimately give us a strong competitive edge.

The strong cash flow from our existing portfolio along with low levels of financial gearing, enabled us to continue with our stated strategy of investing in our business throughout the cycle, with another four projects constituting US$5.9 billion of investment being approved during the year. Together with previously approved projects it brings our pipeline of projects in execution to approximately US$14 billion. We intend to invest approximately US$10 billion in capital and exploration expenditure in FY2010.

Additionally, our strong cash flow and low gearing enabled us to contemplate other non-organic growth opportunities. In this regard, we are very pleased with the recent non-binding agreement with Rio Tinto to combine our iron ore businesses in Western Australia in a 50-50 owned production joint venture. This joint venture will see us invest a further US$5.8 billion in this business beyond the already sanctioned projects.

Looking ahead

The major economies are starting to rebuild their inventories in sequence, led by an early recovery in China; and we may see a more predictable demand scenario for our products in the coming financial year. However, we do not expect a return to the same buoyant demand conditions that prevailed before the global financial crisis, or a return to record global growth rates within our forecasting horizon.

Given that China represents approximately 20 per cent of BHP Billiton's revenue, and up to 50 per cent of the world's raw material consumption, it merits additional comment. China's reduction of lending controls in November 2008 has facilitated an increase in real estate and mortgage lending, which in turn has supported an increase in construction and increased demand for products we supply. Also, the infrastructure stimulus measures announced to improve China's rail, road and air transport links will, in due course, create a need for raw materials. Therefore, we expect the resource intensive nature of Chinese growth to substantially drive global raw materials consumption. The investment plans that I detailed earlier will continue to supply product to meet this demand.

On a final note, I wish to thank all of BHP Billiton's employees and contractors for their continued commitment, which has enabled the Group to deliver value in very challenging times.

In summary, our Group remains in an enviable position in its industry. Our low gearing, strong cash flow and portfolio of investment options positions us well to create value from the long-term demand for our commodities.

Marius Kloppers
Chief Executive Officer

BHP BILLITON SUMMARY REVIEW 2009 · 7

Customer Sector Group Performance

BHP Billiton operates nine Customer Sector Groups, aligned with the commodities we extract and market.

Petroleum

Underlying EBIT Decreased

(25.5)%

US$ million	
Revenue	7,211
Underlying EBIT	4,085
Capital expenditure	1,905
Net operating assets	9,056

Aluminium

Underlying EBIT Decreased

(86.9)%

US$ million	
Revenue	4,151
Underlying EBIT	192
Capital expenditure	863
Net operating assets	6,333

Base Metals

Underlying EBIT Decreased

(83.8)%

US$ million	
Revenue	7,105
Underlying EBIT	1,292
Capital expenditure	1,018
Net operating assets	11,817

Diamonds and Specialty Products

Underlying EBIT Decreased

(23.3)%

US$ million	
Revenue	896
Underlying EBIT	145
Capital expenditure	112
Net operating assets	1,781

Stainless Steel Materials

Underlying EBIT Decreased

(167.0)%

US$ million	
Revenue	2,355
Underlying EBIT	(854)
Capital expenditure	685
Net operating assets	3,285



8 · BHP BILLITON SUMMARY REVIEW 2009

• Solid annual production was achieved across the Group despite weak and volatile demand conditions and weather-related interruptions.

• Annual production records in three commodities were achieved across petroleum, copper cathode and iron ore.

• Annual production records were set at six of our assets: Western Australia Iron Ore, North West Shelf and Saraji (all in Australia), Alumar refinery (Brazil), Cerrejón Coal (Colombia) and Zamzama (Pakistan).

• First product was delivered from five Petroleum projects during the financial year, Neptune, Shenzi and Atlantis North

(US), North West Shelf Train 5 and Angel (Australia) and also at the Manganese GEMCO expansion project in Australia.

Iron Ore Manganese Metallurgical Coal Energy Coal

Underlying EBIT Underlying EBIT Underlying EBIT Underlying EBIT Increased Decreased Increased Increased

34.5% (17.9)% 402.8% 38.1%

US$ million US$ million US$ million US$ million

Revenue 10,048 Revenue 2,536 Revenue 8,087 Revenue 6,524 Underlying EBIT 6,229 Underlying EBIT 1,349 Underlying EBIT 4,711 Underlying EBIT 1,460 Capital expenditure 1,922 Capital expenditure 279 Capital expenditure 1,562 Capital expenditure 876 Net operating assets 7,234 Net operating assets 883 Net operating assets 3,680 Net operating assets 2,551

BHP BILLITON SUMMARY REVIEW 2009 - 9

Petroleum



J Michael Yeager

Petroleum set yet another production record, with production volumes up six per cent from FY2008 to 137.2 million barrels of oil-equivalent. Lower average realised oil prices per barrel saw Underlying EBIT decrease.

Production volumes up
6%

Production volumes in FY2009 set yet another record (137.2 million barrels of oil-equivalent), up six per cent on FY2008 volumes, representing a nine per cent compound annual growth rate for production since FY2007. A disciplined approach in production operations resulted in 92 per cent facility and well up-time, despite the impact of major hurricanes that swept through the Gulf of Mexico causing devastating damage.

Lower average realised oil prices per barrel saw Underlying EBIT decrease by 25.5 per cent to US$4,085 million.

Petroleum's project pipeline continued to deliver, bringing five new projects on-stream. BHP Billiton operated Neptune and Shenzi projects and non-operated Atlantis North (US) commenced production during the year. The fifth LNG Train and the Angel project were also welcome additions to existing North West Shelf operations in Western Australia.

Focus on long-term growth was maintained during recent turbulent economic conditions and US$548 million was invested to build our exploration inventory. Exploration rights were acquired in seven deepwater blocks in India and 28 leases in the Gulf of Mexico.

Aluminium



Jon Dudas

Key expansions at Alumar and Worsley will lift refinery capacity by 2.6 million tonnes per annum over the next two years. Lower prices and premiums, higher operating costs and the closure of potlines at Bayside saw Underlying EBIT decrease comparatively.

Expanding capacity by
2.6 mtpa

Underlying EBIT decreased by 86.9 per cent from the corresponding period to US$192 million, impacted by lower London Metal Exchange prices and premiums for aluminium, higher operating costs and the closure of two potlines at Bayside Aluminium.

We are developing capacity through expansion projects at Alumar (Brazil) and Worsley (Western Australia). The Alumar expansion project will raise capacity at the refinery by 1.5 million tonnes per annum to 3.5 million tonnes per annum (100 per cent capacity). First production was announced in July 2009, with full mechanical completion due in October 2009 and full nameplate capacity to be achieved by the second half of CY2009. At Worsley, the Efficiency and Growth Project will raise capacity at the refinery by 1.1 million tonnes per annum to 4.6 million tonnes per annum (100 per cent capacity) and is due for completion in the first half of CY2011.

On 31 July 2009, BHP Billiton Maatschappij Suriname (BMS) was sold to Suralco, an Alcoa subsidiary. As a result of our decision to exit Suriname, the Bakhuis Project was discontinued.

Base Metals



Diego Hernandez

Effective cost management saw Base Metals deliver an Underlying EBIT of US$1,292 million, despite lower average realised prices for all Base Metals commodities except gold.

Copper cathode production increased by
16%
a new annual record

In a period of economic downturn and relative low prices, Base Metals delivered Underlying EBIT of US$1,292 million (a decrease of 83.8 per cent on last year), responding quickly and effectively to capture cost reductions and protect cash flow.

Record annual copper cathode production was achieved due to the continued ramp-up of Spence and Escondida Sulphide Leach, and zinc production was higher than all comparative periods due to better grade and an increased proportion of ore containing zinc at Antamina (Peru).

Uranium production increased at Olympic Dam (compared with June 2008 and March 2009 quarters), reflecting record ore milled and improved recoveries. The Olympic Dam Expansion Project released its Draft Environmental Impact Statement, a major milestone in the development of the project.

Exploration activity around Escondida, close to existing infrastructure and facilities, continues to show good results.

10 · BHP BILLITON SUMMARY REVIEW 2009

Diamonds and Specialty Products



Graham Kerr

Extensive greenfield potash exploration is anticipated to reap long-term benefits. A reduction in diamond demand and average realised prices in FY2009 resulted in lower sales volumes and a comparative decrease in Underlying EBIT.

4–8 mtpa

mega mine the key focus of exploration

Underlying EBIT of US$145 million was impacted by lower diamonds sales volumes and a reduction in average realised prices. This was offset by a stronger US dollar, higher value per carat of production and improved plant recoveries.

While operating performance at the EKATI Diamond Mine in Canada was strong, production continues to be influenced by variability of ore sources due to the mix of open-cut and underground mining. The Koala Underground mine, commissioned in December 2007, has been fully ramped-up.

We continued advancing the Jansen Project, a greenfield potash project near Saskatoon, Saskatchewan, which has the potential to produce 4–8 million tonnes per annum, and is currently in the pre-feasibility stage. Extensive exploration increased costs. Drilling and a further 3D seismic program was completed in FY2009.

Meanwhile, we ceased exploration and development activities for diamonds in Angola and titanium minerals in Mozambique.

Stainless Steel Materials



Jimmy Wilson*

Stainless Steel Materials maintained stable sales volumes and operational costs while managing a multitude of challenges in FY2009; from the significantly lower London Metal Exchange nickel prices to the indefinite suspension at Ravensthorpe.

London Metal Exchange nickel prices fell more than

50%

Underlying EBIT decreased by US$2,129 million, primarily due to significantly lower average London Metal Exchange nickel prices (US$6.03/lb compared with US$12.93/lb). Sales volumes were in line with the prior year and production volumes were slightly ahead; however, changes in product mix had an adverse impact on Underlying EBIT.

A return to full production rates at Cerro Matoso (Colombia) largely offset lost production associated with the furnace rebuild at the Kalgoorlie Nickel Smelter and maintenance at Kwinana Nickel Refinery (both in Australia).

Operational costs were broadly unchanged, as increased mining costs and inflationary pressures in Australia were offset by a weakening Australian dollar. Underlying EBIT was positively impacted following the indefinite suspension of operations at Ravensthorpe.

Given the weak market conditions, significant business restructuring and capital reduction continued through the financial year to preserve cash. The divestment of Yabulu was successfully completed on 31 July 2009.

* Gerard Bond assumed the role of Acting President Stainless Steel Materials from 1 September 2009.

Iron Ore



Ian Ashby

Underlying EBIT increased by 34.5 per cent to US$6,229 million, driven by higher average realised prices and a ninth consecutive production record at Western Australia Iron Ore.

9th

consecutive production record for Western Australia Iron Ore

Underlying EBIT increased significantly, up 34.5 per cent to US$6,229 million, driven by higher average realised prices.

A ninth consecutive production record was achieved at our iron ore operation in Western Australia. Production was 106.1 million wet tonnes, an increase of two per cent on the previous financial year.

Rapid Growth Project 5 was announced in November 2008 and is expected to increase installed capacity by 50 million tonnes per annum to 205 million tonnes per annum, with a total projected expenditure of US$4.8 billion.

Samarco operations in Brazil were impacted by the temporary suspension of two out of three pellet plants in response to decreased global demand. While the second and third pellet plants have since been restarted, their continued operation will be subject to ongoing assessment to align with demand.

In June, Iron Ore entered into a non-binding agreement to establish a 50-50 production joint venture combining BHP Billiton and Rio Tinto's Western Australian iron ore assets.

BHP BILLITON SUMMARY REVIEW 2009 · 11

Manganese



Peter Beaven

Volatile market conditions saw record demand and sales prices for alloy and ore in the first half offset by a sharp contraction in demand in the second half.

Underlying EBIT for the first half of FY2009 up

189%

Underlying EBIT for the first half of the financial year was US$1,245 million, an increase of US$814 million, or 189 per cent, compared with the first half of FY2008. The increase was mainly due to record demand and sales prices for alloy and ore. Full year Underlying EBIT of US$1,349 million, decreased by 17.9 per cent (US$295 million) compared with the year ending 30 June 2008.

A sharp contraction in demand exacerbated by dramatic de-stocking activities saw ore and alloy prices fall by 63 per cent and 48 per cent respectively in the second half of FY2009. Production and sales decreased in line with weaker demand. Manganese ore sales were 37.9 per cent lower and alloy sales 37.1 per cent lower than the comparative period.

The Groote Eylandt concentrator expansion, which will deliver an additional one million tonnes per annum of concentrate (100 per cent capacity), was completed on time and under budget at US$93 million.

Metallurgical Coal



Hubrecht van Dalsen

Record prices delivered Underlying EBIT in Metallurgical Coal of US$4,711 million, an increase of US$3,774 million.

Underlying EBIT up

402.8%

after record prices

Record prices for hard and weak coking and thermal coal saw Underlying EBIT up 402.8 per cent to US$4,711 million.

Overall, production was slightly above year-end 2008, when severe flooding impacted Queensland Coal, the recovery cost of which had an unfavourable impact of US$122 million in the period. An annual production record was achieved at Saraji in Queensland, with production exceeding 3.5 million tonnes.

In response to weaker market conditions, second half production was reduced, allowing depleted inventories to be rebuilt and necessary maintenance to be brought forward.

Capital expenditure for the year was US$1,562 million, including the purchase of Saraji East in the first half.

Profits on the sales of Elouera mine (Australia) and Queensland coal mining leases were realised in the corresponding period. Work ceased on the Maruwai Haju trial mine and Lampunut feasibility study in Indonesia.

Energy Coal



Dave Murray*

Higher than average export prices, favourable exchange rate movements and earnings on trading activities delivered record Underlying EBIT in Energy Coal for the second year running.

Second consecutive year of record Underlying EBIT, up

38.1%

Underlying EBIT was a record for Energy Coal for the second consecutive year, up 38.1 per cent to US$1,460 million, driven by higher than average export prices during the first half, favourable exchange rate movements and earnings on trading activities.

Record annual production was achieved for the fourth consecutive year at Cerrejón Coal in Colombia and record sales were achieved for FY2009 at Hunter Valley Energy Coal.

Gains were partially offset by lower production at BECSA (South Africa) and higher costs.

On 24 July 2009, approval was announced for the Mt Arthur Coal (MAC) mine expansion to increase production of saleable thermal coal from 11.5 million tonnes per annum to approximately 15 million tonnes per annum. The project, known as the MAC 20 Project, is expected to commence operation in the first half of CY2011 at an estimated capital investment of US$260 million.

* Jimmy Wilson assumed the role of President of Energy Coal effective from 1 September 2009.

12 - BHP BILLITON SUMMARY REVIEW 2009

Simplicity, Accountability, Effectiveness.

Our Charter makes it clear that as we strive for excellence we must remain forthright in the things we value: safety and the environment, integrity, high performance, win-win relationships, the courage to lead change and respect for each other. In particular, we must remain committed to ensuring the safety of our people and respecting our environment and the communities where we work.

Today.this remains unchanged.

BHP BILLITON SUMMARY REVIEW 2009 - 13

Operating suite of assets a world-class

We own and operate a world-class suite of large, low-cost, long-life, diversified assets. We will continue to focus on tier one assets with products that are primary beneficiaries of global demand.

Olympic Dam, Australia

Multi-mineral orebody producing copper, gold, silver and uranium.

14 - BHP BILLITON SUMMARY REVIEW 2009

Middelburg, South Africa

Energy Coal mine.

Mozal, Mozambique

An aluminium smelter and port terminal facilities.

BHP BILLITON SUMMARY REVIEW 2009 - 15

Our reflects strong financial balance strength sheet and discipline

Our goal is to invest in opportunities that are aligned with our strategic drivers and that achieve returns in excess of the cost of capital over the long term.

Alex Vanselow

Group Executive and Chief Financial Officer

FY2009 proved to be a year that tested and exposed the strategic flaws of many companies in our sector. Against this backdrop, BHP Billiton emerged uniquely positioned with strong operating results and a very strong balance sheet.

Despite the challenging market environment, our credit-rating strength has enabled us to raise significant funds in the capital markets during the year, with the US and European capital markets accessed for US$3.25 billion and 2.25 billion respectively. Through the economic cycle, we are focused on delivering long-term shareholder value by:

Continuing to grow our production base

During the year, we achieved first production in six projects and sanctioned a further four. The investments we made in Iron Ore

16 - BHP BILLITON SUMMARY REVIEW 2009

and Petroleum contributed to the production records we achieved in these two Customer Sector Groups. Our capital and exploration expenditure for FY2009 amounted to US$10.7 billion.

Maintaining balance sheet strength

Our financial strength has differentiated the Group during this severe economic downturn and leaves us well positioned to make opportunistic acquisitions. The iron ore production joint venture we announced with Rio Tinto is an example of our ability to add world-class capacity.

Returning excess capital to shareholders

We have maintained our progressive dividend policy, paying US$4.6 billion to shareholders in FY2009. We declared a full year dividend of 82 US cents per share,

representing a 17.1 per cent increase on the FY2008 full year dividend. The maintenance of our progressive dividend policy distinguishes us from other companies in our sector that have cut or suspended dividends. The Group demonstrated a consistency in delivering strong cash flows and performance despite market pressures. With our low financial leverage and a strong balance sheet, we continued to invest in future growth and deliver above-sector returns to shareholders. This is compelling proof that disciplined execution of a sound strategy does create sustainable shareholder value.

MARKETING

HUBS

SINGAPORE THE HAGUE

ANTWERP

Our business is global, and our marketing professionals are based in strategic commercial centres around the world to serve a wide and dispersed customer base. They work across different commodities, interacting with both customers and suppliers on a daily basis.

Alberto Calderon

Group Executive and Chief Commercial Officer

At BHP Billiton, we take the time to understand how our customers do business. By getting to know our customers’ markets and products, we are in a position to better serve their needs.

To enable us to respond effectively to our customers’ needs, we have designed our organisation around Customer Sector Groups. Marketing activities are centralised in Singapore, The Hague in the Netherlands and Antwerp in Belgium.

• The focus of the Singapore office is on the Asian energy market, base metals, stainless steel materials and carbon steelmaking raw materials.

• The emphasis in The Hague is on aluminium, petroleum and the European energy coal market.

• Our Antwerp office serves our diamond customers around the world.

These three centralised marketing teams incorporate all the functions required to manage product marketing and distribution – from finished goods to final customer delivery.

Our product offering is enhanced by BHP Billiton’s freight capability and by Marketing’s capabilities in trading, commercial structuring, distribution and logistics.

In addition to these central marketing teams, many specialised marketers are located in regional offices around the globe. They are close to the market and understand the environment in which our customers operate.

BHP BILLITON SUMMARY REVIEW 2009 - 17

are World-class at the core operations of our strategy

It is our portfolio of quality assets that, over the long term, generate consistent cash flow throughout the commodity cycle.

This production joint venture will enable us to optimise our strong resource and infrastructure position in Western Australia, with the aim of providing a significant platform for future growth. Importantly, the joint venture will unlock the scale benefits of this resource basin, creating the world’s leading iron ore operations.

Marcus Randolph By combining these assets and associated infrastructure, we will Group Executive and share in the capture of synergies with an estimated value in excess

Chief Executive Ferrous and Coal

of US$10 billion.

Strategic geographic positioning of operations adds to the At the core of our business strategy is our world-class world-class nature of our assets. operations. These operations have large and long-life resource East Asia produces more than half of the world’s steel and basins that are low-cost to operate, are expandable and produce it is the only area that is continuing to expand production. products that are sold globally. BHP Billiton has continuously BHP Billiton, through its iron ore, manganese and metallurgical evolved and upgraded its portfolio with the aim that its coal businesses, provides all the major raw material inputs into operations remain world-

class and we replace depleting the steelmaking process. In all three of these businesses, our key reserves through either discovery or merger and acquisition. production assets are located in Australia. The proximity of our Australian production base to our customers’ steel mills gives The proposed production joint venture between BHP Billiton’s BHP Billiton a major transportation advantage with resulting lower and Rio Tinto’s Western Australian iron ore assets illustrates delivered cost. When combined with a marketing model that seeks the dynamic nature of our operations, and the Group’s ability to price our products based on the delivered cost to China, we to leverage its high-quality assets to strengthen its position. have a sustainable competitive advantage as a low-cost supplier.

18 - BHP BILLITON SUMMARY REVIEW 2009

MORE 100 THAN OPERATIONS IN OVER

COUNTRIES 25

We aim to maintain and maximise the value of our world-class assets to ensure we remain a global leader in the natural resources industry.

Reflecting our preference for developing quality assets for the long term, we have identified the advantage of managing a resource basin rather than isolated deposits. This is highly attractive as it allows multiple expansion options over time. Our potash operation in Canada reflects this approach. Our permit Andrew Mackenzie covers over 7,300 square kilometres of prospective exploration

Group Executive and

Chief Executive Non-Ferrous ground within Saskatchewan, where over 50 per cent of the world’s potash reserves occur. We continue to investigate the basin’s potential with extensive exploration work currently being We continuously review our operations to seek new ways undertaken. This basin could be the next long-life, low-cost, to capitalise and enhance our position through the strength expandable basin operation for the Group, enhancing and ongoing development of our world-class assets. BHP Billiton’s position for future growth.

Our Olympic Dam operation in Australia is one such asset that has Escondida in Chile also continues to reinforce the quality of our further long-term growth potential after many years of operation assets. Although fiscal year production has been impacted by through its major expansion project. The Draft Environmental the mineral grade, Escondida’s extensive mining resources offer Impact Statement has been released for public review and is now several possibilities to increase processing capacity over time. the subject of extensive stakeholder consultation. The project While we have capitalised on the long-term potential of schedule will depend on regulatory approvals and performance some business areas, others have been negatively impacted against our stringent investment criteria, with the final investment by reduced demand. Nickel has been affected, resulting in decision resting with our Board. the Group suspending operations at Ravensthorpe in Australia.

BHP BILLITON SUMMARY REVIEW 2009 - 19

Building our business on the strength of our people

Our people are the foundation of our business and the key ingredient for our success. Our people strategy is founded on the recruitment, development and retention of the talented men and women who run our businesses around the world.



Employees by Region FY2009
Australia 39%
South America 24%
Southern Africa 23%
North America 7%
Europe 1%
Rest of the world 6%



Contractors Engaged at our Owned and Operated Assets by Region FY2009
Australia and Asia 42%
South America 26%
Europe, Africa and Middle East 25%
North America 7%



Karen Wood
Group Executive and Chief People Officer

BHP Billiton's business is the discovery, development and conversion, and the sale of natural resources. We are clear that to prosper we must work through people who share our vision and our values. We must also earn the trust of our employees.

In all that we do we are guided by clear, corporate values. We have an overriding commitment to health and safety, the environment and sustainable development; integrity; stretching our capabilities to perform at the highest level; building relationships focused on value creation; having the courage to face adversity; and respecting each other by embracing diversity, enriched by openness, sharing and trust.

Those values are an integral part of *The BHP Billiton Way* which explains what we do and how we do it.

Safety

It is paramount that each and every one of our people return to their families at the end of every day safe and well. We did not achieve that in 2009. Seven of our colleagues lost their lives while working as either employees or contractors for BHP Billiton. Five of those were at our Western Australian iron ore sites. The impact on the seven families directly affected cannot be overestimated. Nor can the impact on the extended families, friends and colleagues of those who lost their lives.

That experience overshadowed some very positive safety performance in other areas of our business. This includes our Base Metals business, which reduced its Total Recordable Injury Frequency by over 35 per cent compared with the prior year, and our Petroleum business, which for CY2008 was the only International Association of Oil and Gas Producers member company to report 12 months without a Lost Time Injury.

At the end of FY2009 the BHP Billiton Total Recordable Injury Frequency reduced to 5.6 per million hours, which is almost half way towards our target of a 50 per cent reduction (on the 2007 baseline figure) by the end FY2012.

The explicit safety expectations and accountabilities for our site leadership teams have been revised during the year, as have our Health, Safety, Environment and Community audit processes.

20 – BHP BILLITON SUMMARY REVIEW 2009

40,990

EMPLOYEES

58,000

CONTRACTORS

At every level we are committed to delivering sustained improvement in our safety performance. We will do so through leadership and behaviours, the appropriate use of equipment and adherence to procedures.

These steps will help identify improvement opportunities and Diversity provide focus on the critical safety issues for the business. Diversification by commodity, geography and market is central to BHP Billiton’s strategy. We are a global business and our success Developing our leaders depends on fostering a culture where globally diverse and often At BHP Billiton we believe that our leaders have a set of remotely located people behave in a manner that reflects our responsibilities to the Group, its shareholders, colleagues and values and drives superior performance. Diversity of gender, skill, the communities in which we operate. Those responsibilities thought, experience, ethnicity, style and language are all important include to work in a way that is consistent with our values, elements of our people strategy and are key drivers for our success. lead our people and execute our business. Guidance comes In May 2009, we announced changes to our parental leave policy from The BHP Billiton Way and requires our leaders to visibly as a means of encouraging a more effective balance between family hold themselves and others accountable for living our values; and work responsibilities following the birth or adoption of a child. to put safety first; to inspire by humility and make people We have extended the minimum paid parental leave period to a priority; and to be functionally excellent and work with 18 weeks for the primary caregiver in all of the countries in which discipline to deliver what we agree. Our leaders are recognised we operate. We see this as a positive step in improving equity, and rewarded on how they develop people. and in enhancing the Group’s profile as an employer of choice. Our people strategy helps us recruit, develop and retain the We aim to attract and retain the best people, while managing people needed for success. It focuses on rewarding people our workforce in a way that is consistent with demand for our for what they do and how they do it; ensuring we have strong products. This is a balance that will mean we need to reduce the internal candidates for roles; allowing for deployment decisions number of employees and contractors from time to time. This is based on the skill and experience needed for a role, the behaviours always an unfortunate outcome and one we have had to invoke of the individual and their potential; ensuring performance is during this most recent economic downturn. Some parts of our measured on fact-based outcomes; and aligning our leadership business were unaffected and we have been able to implement development to our Charter values and Leadership Model. job growth where new projects have come online.

BHP BILLITON SUMMARY REVIEW 2009 - 21

We are part of the community

We embrace the responsibility that comes with operating globally and remain committed to respecting our environment and the communities in which we operate.



Community Investment Expenditure by Geographic Region FY2009
- South America 47%
- Australia 34%
- Africa 14%
- North America 3%
- Asia 2%
- Europe (incl UK) <1%



Community Investment Expenditure by Program Category FY2009*
- Community Development 51%
- Education 22%
- Health 8%
- Other 7%
- Arts/Culture 6%
- Sport/Recreation 3%
- Environment 3%

Both charts exclude the US$60 million contributed to BHP Billiton Sustainable Communities.
* Excludes US$16 million contributed to the Antamina Mining Fund.



J Michael Yeager
Group Executive and
Chief Executive Petroleum

BHP Billiton's operations touch every corner of the globe. We are part of the community at the local level at which we operate and at a global level as part of the international community. This instils upon us a responsibility to consider and respond to the needs of many different stakeholders. We embrace this responsibility; and along with host governments, business partners and employees, we work towards making a contribution to the long-term sustainability of the communities in which we live and operate.

Our Charter clearly states that we care as much about how results are obtained as we do about delivering good results. In particular, we remain committed to ensuring the safety of our people and respecting our environment and the communities in which we work.

Climate change

The global community has the potential to reduce the impact of climate change and clearly the greatest benefits will come from acting early to meet this challenge. Alliances to address this challenge will need to cross national and cultural boundaries.

We believe the key principles of an effective global response include:

- a global regime that prices carbon to allow enough certainty for investment in abatement opportunities to occur
- strong measures to help avoid deforestation and fund reforestation, and
- policy solutions that promote energy efficiency.

Business leadership and ingenuity are important to achieving lower carbon growth. As a major natural resources company, we are committed to working with governments and other stakeholders in the design of effective climate change policies to achieve stabilisation of carbon dioxide concentrations in the atmosphere, so that we can avoid the worst impacts of global warming.

We have set efficiency targets around our greenhouse gas emissions and energy use to assist in improving our performance.

22 · BHP BILLITON SUMMARY REVIEW 2009

US$
197.8M
INVESTED IN
COMMUNITY-BASED
PROJECTS

BHP Billiton is an active supporter of the communities in which we operate. In Mozambique, the Mozal Community Development Trust supports initiatives focused on raising the education and skill levels of the Mozal community.

Community programs
In line with our objective of improving the quality of life in our host communities, we continue to invest one per cent of our pre-tax profits (based on the average of the previous three years' pre-tax profit publicly reported in each of those years) in community programs.

During FY2009, our voluntary investment totalled US$197.8 million, comprising cash, in-kind support, administrative costs and a US$60 million contribution to BHP Billiton Sustainable Communities (a new UK-based charitable company registered with the UK Charities Commission) established to help manage our one per cent community investment target. Despite the global financial crisis, our direct expenditure on community programs during the year was similar to our expenditure in FY2008.

We take care to support community investment projects that contribute to long-term sustainable development and not create dependency. To this end, we require that local communities have the opportunity to participate in the development of our community investment strategies and in the associated monitoring of program effectiveness.

We aim to deliver community investment programs in partnership with communities, non-government organisations and government agencies wherever possible. Our projects must be implemented in accordance with the ethical requirements in our *Code of Business Conduct – Working with integrity*.

One of the most significant ways we support the efforts of our employees engaged in community activities is through our global Matched Giving Program. This program aims to strengthen local communities by supporting and encouraging employees who volunteer, fundraise or donate to not-for-profit organisations.

During FY2009, the Group matched contributions totalling US$6.1 million, which was distributed to over 1,000 not-for-profit organisations. This is an increase from US$4.8 million in FY2008 and included matching for some 125,000 hours of volunteering by employees in their own personal time. Employees were particularly generous in relation to Australian bushfire victims, contributing over US$340,000 to assist in relief efforts, which was matched by the Group.

BHP BILLITON SUMMARY REVIEW 2009 · 23

varied A unique portfolio and

Our breadth and diversity provides us with the flexibility to manage our growth in line with global demand, and the agility to respond to market conditions.

Western Australia Iron Ore

The decision to create a new iron ore production joint venture with Rio Tinto offers major opportunities to capture unique production and development synergies expected to be in excess of US$10 billion.

24 — BHP BILLITON SUMMARY REVIEW 2009

GEMCO

Upgrades to the existing processing plant at our GEMCO manganese operation in Australia’s north has increased capacity by one million tonnes.

US$

14B

PROJECT IN EXECUTION PIPELINE

Shenzi

First oil and natural gas production commenced from the Shenzi Petroleum development in the deepwater Gulf of Mexico. The tension leg platform has a nominal capacity of 100,000 barrels of oil per day and 50 million cubic feet of natural gas per day.

BHP BILLITON SUMMARY REVIEW 2009 — 25

Board of Directors

Don Argus Marius Kloppers Paul Anderson Alan Boeckmann John Buchanan

Carlos Cordeiro David Crawford Gail de Planque David Jenkins David Morgan

Wayne Murdy Jacques Nasser Keith Rumble John Schubert Jane McAloon

Group Company Secretary

26 — BHP BILLITON SUMMARY REVIEW 2009

Don Argus AO, SF FIN, FCPA, 71

Chairman and independent non-executive Director

Chairman of the Nomination Committee

Director of BHP Limited since November 1996 and Chairman since April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Argus was last re-elected in 2008 and is retiring and standing for re-election in 2009.

Don Argus has considerable experience in international business and a strong management background. He has more than 40 years' experience in the banking industry and is a former Managing Director and CEO of the National Australia Bank Limited.

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 47

Chief Executive Officer and executive Director

Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Mr Kloppers was appointed Chief Executive Officer on 1 October 2007. He was appointed Group President Non-Ferrous Materials and executive Director in January 2006 and was previously Chief Commercial Officer. Mr Kloppers was elected in 2006 and will stand for re-election in 2009.

Marius Kloppers has extensive knowledge of the mining industry and of BHP Billiton's operations. Active in the mining and resources industry since 1993, he was appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, including Chief Operating Officer and General Manager of Hillside Aluminium.

Paul Anderson BS (Mech Eng), MBA, 64

Independent non-executive Director

Member of the Sustainability Committee

Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. He was the Chief Executive Officer and Managing Director of BHP Limited from December 1998 until June 2001 and of BHP Billiton Limited and BHP Billiton Plc from June 2001 until July 2002. He was a non-executive Director of BHP Billiton Limited and BHP Billiton Plc from July to November 2002. Mr Anderson was last re-elected in 2008.

Paul Anderson has an extensive background in natural resources and energy and, as one of the architects of the merger that created BHP Billiton, has a deep understanding of the strategy behind the Group's success. He retired as Chairman of Spectra Energy Corporation in May 2009 and retired as Chairman of Duke Energy Corporation in January 2007 where he had more than 20 years' experience at Duke Energy and its predecessors.

Alan Boeckmann BE (Electrical Eng), 61

Independent non-executive Director

Member of the Remuneration Committee

Appointed a Director of BHP Billiton Limited and BHP Billiton Plc in September 2008. Mr Boeckmann was elected at the 2008 Annual General Meetings.

Alan Boeckmann is currently Chairman and Chief Executive Officer of Fluor Corporation, US, having originally joined Fluor in 1974. He is a non-executive Director of Burlington Northern Santa Fe Corporation. Mr Boeckmann has extensive experience in running large-scale international industrial companies and experience in the oil and gas industry. He has global experience in engineering, procurement, construction, maintenance and project management across a range of industries, including resources and petroleum.

John Buchanan BSc, MSc (Hons 1), PhD, 66

Independent non-executive Director

Chairman of the Remuneration Committee

Member of the Nomination Committee

Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Dr Buchanan has been designated as the Senior Independent Director of BHP Billiton Plc since his appointment. He was last re-elected in 2008.

Educated at Auckland, Oxford and Harvard, John Buchanan has had a wide international business career gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive Director and Group Chief Financial Officer of BP, serving on the BP Board for six years.

Carlos Cordeiro AB, MBA, 53

Independent non-executive Director

Member of the Remuneration Committee

Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Mr Cordeiro was last re-elected in 2007 and is standing for re-election in 2009.

Carlos Cordeiro brings to the Board more than 25 years' experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc.

David Crawford AO, BComm, LLB, FCA, FCPA, FAICD, 65

Independent non-executive Director

Chairman of the Risk and Audit Committee

Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Crawford was last re-elected in 2008 and is retiring and standing for re-election in 2009.

David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was previously Australian National Chairman of KPMG, Chartered Accountants. The Board has nominated Mr Crawford as the financial expert of the Risk and Audit Committee for the purposes of the US Securities and Exchange Commission Rules and is satisfied that he has recent and relevant financial experience for the purposes of the UK Listing Authority's Combined Code.

Gail de Planque AB (Mathematics), MS (Physics), PhD (Env Health Sciences), 64

Independent non-executive Director

Member of the Sustainability Committee

Member of the Remuneration Committee

Director of BHP Billiton Limited and BHP Billiton Plc since October 2005. The Hon. E Gail de Planque was last re-elected in 2007 and is standing for re-election in 2009.

Gail de Planque is an expert in nuclear technology and has over 40 years' experience as a physicist, adviser and regulator in the field of nuclear energy. She also has significant experience as a non-executive Director of global energy companies and is a consultant on atomic energy matters. She is a former Commissioner of the United States Nuclear Regulatory Commission, a former Director of the Environmental Measurements Laboratory of the US Department of Energy, a Fellow and former President of the American Nuclear Society, a fellow of the American Association of the Advancement of Science and a Member of the US National Academy of Engineering.

BHP BILLITON SUMMARY REVIEW 2009 · 27

Board of Directors continued

David Jenkins BA, PhD (Geology), 70
Independent non-executive Director
Member of the Remuneration Committee
Member of the Risk and Audit Committee

Director of BHP Limited since March 2000. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Jenkins was last re-elected in 2007. Dr Jenkins retires from the Board by rotation at the 2009 Annual General Meetings and has indicated that he does not intend to seek re-election.

David Jenkins is a recognised authority on oil and gas technology. He was previously Chief Geologist, Director Technology and Chief Technology Advisor to BP Plc. He was also a member of the Technology Advisory Committee of the Halliburton Company and the Advisory Council of Consort Resources and Chairman of the Energy Advisory Panel of Science Applications International Corporation.

David Morgan AO, BEc, MSc, PhD, 62
Independent non-executive Director
Member of the Risk and Audit Committee

Director of BHP Billiton Limited and BHP Billiton Plc since January 2008. Dr Morgan was elected in 2008.

David Morgan was the Managing Director and Chief Executive Officer of Westpac Banking Corporation from March 1999 until January 2008. He has extensive experience in the financial sector, having worked in the International Monetary Fund in Washington DC in the 1970s and the Australian Federal Treasury in the 1980s where he headed all major areas before being appointed Senior Deputy Secretary. Dr Morgan joined Westpac in 1990 where he had responsibility for all major operating divisions including Westpac Financial Services, Retail Banking, Commercial Banking, Corporate and Institutional Banking and International Banking.

Wayne Murdy BSc (Business Administration), CPA, 65
Independent non-executive Director
Member of the Risk and Audit Committee

Director of BHP Billiton Limited and BHP Billiton Plc since 18 June 2009. Mr Murdy will seek election at the 2009 Annual General Meetings.

Wayne Murdy served as the Chief Executive Officer of Newmont Mining Corporation from January 2001 to June 2007 and Chairman of Newmont from January 2002 to December 2007. His background is in finance and accounting where he has gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former Director of the National Mining Association and a former member of the Manufacturing Council of the US Department of Commerce.

Jacques Nasser AO, BBus, Hon DT, 61
Independent non-executive Director
Member of the Risk and Audit Committee

Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. Mr Nasser was last re-elected in 2008.

Following a 33-year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years' experience in large-scale global businesses.

Keith Rumble BSc, MSc (Geochemistry), 55
Independent non-executive Director
Member of the Sustainability Committee

Appointed a Director of BHP Billiton Limited and BHP Billiton Plc in September 2008. Mr Rumble was elected at the 2008 Annual General Meetings.

Keith Rumble was until recently Chief Executive Officer of SUN Mining, a wholly-owned entity of the SUN Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. He has over 30 years' experience in the resources industry, specifically in titanium and platinum mining, and is a former Chief Executive Officer of Impala Platinum (Pty) Ltd and former Chief Executive Officer of Rio Tinto Iron and Titanium Inc. He began his career at Richards Bay Minerals in 1980, and held various management positions, before becoming Chief Executive Officer in 1996.

John Schubert BCh Eng, PhD (Chem Eng), FIEAust, FTSE, 66
Independent non-executive Director
Chairman of the Sustainability Committee
Member of the Nomination Committee

Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Schubert was last re-elected in 2008.

John Schubert has considerable experience in the international oil industry including at Chief Executive Officer level. He has had executive mining and financial responsibilities and was Chief Executive Officer of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia.

Jane McAloon BEc (Hons), LLB, GDipGov, FCIS, 45
Group Company Secretary

Jane McAloon was appointed Group Company Secretary in July 2007 and joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited.

Prior to joining BHP Billiton, Jane McAloon held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. She previously held various State and Commonwealth government positions, including Director General of the NSW Ministry of Energy and Utilities and Deputy Director General for the NSW Cabinet Office, as well as working in private legal practice. She is a Fellow of the Institute of Chartered Secretaries.

28 – BHP BILLITON SUMMARY REVIEW 2009

Group Management Committee

The Group Management Committee is the senior management team. Its role is to provide advice to the CEO on matters that are strategic and long term in nature or have the potential to significantly impact the Group's performance and reputation.



Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 47

Chief Executive Officer and executive Director

Chairman of the Group Management Committee

Marius Kloppers has been active in the mining and resources industry since 1993 and was appointed Chief Executive Officer in October 2007. He was previously Chief Commercial Officer, Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, among them Chief Operating Officer and General Manager of Hillside Aluminium.



Alberto Calderon PhD Econ, M Phil Econ, JD Law, BA Econ, 49

Group Executive and Chief Commercial Officer

Member of the Group Management Committee

Alberto Calderon joined the Group as President Diamonds and Specialty Products in February 2006 and was appointed to his current position as Chief Commercial Officer in July 2007. Prior to this, he was Chief Executive Officer of Cerrejón Coal Company from July 2002. His previous positions include President of Ecopetrol, President of the Power Company of Bogotá and various senior roles in investment banking and in the Colombian Government.



Andrew Mackenzie BSc (Geology), PhD (Chemistry), 52

Group Executive and Chief Executive Non-Ferrous

Member of the Group Management Committee

Andrew Mackenzie joined BHP Billiton in November 2008 in his current position as Chief Executive Non-Ferrous. His prior career included time with Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and with BP, where he held a number of senior roles including Group Vice President for Technology and Engineering, and Group Vice President for Chemicals. He is a non-executive Director of Centrica plc.



Marcus Randolph BSc, MBA, 53

Group Executive and Chief Executive Ferrous and Coal

Member of the Group Management Committee

Marcus Randolph was previously Chief Organisation Development Officer, President Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals for BHP Billiton. His prior career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto Plc, Director of Acquisitions and Strategy, Kennecott Inc, General Manager Corporacion Minera Nor Peru, Asarco Inc, and various mine operating positions in the US with Asarco Inc. He has been in his current position as Chief Executive Ferrous and Coal since July 2007.



Alex Vanselow BComm, Wharton AMP, 47

Group Executive and Chief Financial Officer

Member of the Group Management Committee and Chairman of the Investment Committee and Financial Risk Management Committee

Alex Vanselow joined the Group in 1989 and was appointed Chief Financial Officer in March 2006. He was previously President Aluminium, Chief Financial Officer of Aluminium, Vice President Finance and Chief Financial Officer of Orinoco Iron CA, and Manager Accounting and Control BHP Iron Ore. His prior career was with Arthur Andersen.



Karen Wood BEd, LLB (Hons), 53

Group Executive and Chief People Officer

Member of the Group Management Committee and Chairman of the Global Ethics Panel

Karen Wood's previous positions with BHP Billiton were Chief Governance Officer, Group Company Secretary and Special Adviser and Head of Group Secretariat. She is a member of the Takeovers Panel (Australia), a Fellow of the Institute of Chartered Secretaries and a member of the Law Council of Australia and the Law Institute of Victoria. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited. She has been in her current position as Chief People Officer since July 2007.



J Michael Yeager BSc, MSc, 56

Group Executive and Chief Executive Petroleum

Member of the Group Management Committee

Mike Yeager joined the Group in April 2006 as Chief Executive Petroleum (formerly titled Group President Energy). He was previously Vice President, ExxonMobil Development Company with responsibility for major joint venture projects. Other previous roles include Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil Production Company and President, Mobil Exploration and Production in the US.

BHP BILLITON SUMMARY REVIEW 2009 · 29

Corporate Governance Summary

Governance at BHP Billiton

We are committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.

Our approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of long-term shareholder value. It is our view that governance is not just a matter for the Board; a good governance culture must be fostered throughout the organisation.

Our governance assurance

The diagram below highlights key aspects of our governance assurance structures and processes.

BHP Billiton Governance Structure


BOARD
RISK & AUDIT COMMITTEE
SUSTAINABILITY COMMITTEE
Delegation
Accountability
NOMINATION COMMITTEE
REMUNERATION COMMITTEE
CHIEF EXECUTIVE OFFICER
ASSURANCE
External Auditor
Group Audit Services (internal audit)
Health, Safety, Environment & Community Auditors
Peer Review Major Projects
Ore/Oil/Gas Reserves Review
MANAGEMENT GOVERNANCE AND ASSURANCE
Group Management Committee
Management Committees
Customer Sector Group Risk & Audit
Financial Risk Management
Investment
Global Ethics
Disclosure
Policies
Standards
Procedures

Key Board activities during the year

A key challenge for the Board has been governing the Group, with management, through the current global recession and depressed commodity markets the likes of which have rarely been encountered. The Group has a long-held strategy of investing and developing long-life, low-cost, expandable, export-oriented, tier one assets while maintaining a solid 'A' credit rating and, while we are clearly affected by the downturn in commodity demand, we have a very sound balance sheet and are well positioned to take advantage of the recovery as it occurs.

Important decisions made by the Board during the year included the decision not to pursue the pre-conditional offers for Rio Tinto in the light of altered risk dimensions, and the subsequent decision to sign a non-binding agreement with Rio Tinto to establish a Western Australia Iron Ore production joint venture.

As announced in early August, Jacques Nasser will succeed Don Argus as Chairman when Mr Argus retires as Chairman and a non-executive Director in early 2010. The decision to appoint Mr Nasser was agreed by the Board following a comprehensive 18-month selection process.

Board Committees

The Board has established Committees to assist it in exercising its authority, including monitoring the performance of the business. The permanent Committees of the Board are the Risk and Audit Committee, the Sustainability Committee, the Nomination Committee and the Remuneration Committee. Only independent, non-executive Directors serve as members of these Committees. Other Committees are formed from time to time to deal with specific matters.

Skills and experience of the Directors

The Board considers that the executive and non-executive Directors together have the range of skills, knowledge and experience necessary to enable them to effectively govern the business. The non-executive Directors contribute international and operational experience; understanding of the sectors in which we operate; knowledge of world capital markets and an understanding of the health, safety, environmental and community challenges that we face. The executive Director brings additional perspectives to the Board's work through a deep understanding of the Group's business.


Director Industry Background/Experience
Resources, 4 Directors
Energy, 4 Directors
Banking/Finance, 4 Directors
Engineering, 1 Director
Manufacturing, 1 Director

Risk management

We believe that the identification and management of risk is central to achieving the corporate objective of delivering long-term value to shareholders. Each year, the Board reviews and considers the risk profile for the whole business. This risk profile covers both operational and strategic risks.

The Board has delegated the oversight of risk management to the Risk and Audit Committee. In addition, the Board specifically requires the CEO to implement a system of control for identifying and managing risk. The Directors, through the Risk and Audit Committee, review the systems that have been established for this purpose and regularly review their effectiveness.

30 - BHP BILLITON SUMMARY REVIEW 2009

Remuneration Summary and Principles

The Remuneration Committee recognises that we operate in a global environment and that our performance depends on the quality of our people. Remuneration is used to reinforce the Group's strategic objectives and the Committee keeps the remuneration policy under regular review to ensure it is appropriate for the needs of the Group.

Key principles of our remuneration policy

The key principles of our remuneration policy are to:

- provide competitive rewards to attract, motivate and retain highly-skilled executives willing to work around the world
- apply demanding key performance indicators (KPIs), including financial and non-financial measures of performance
- link a large component of pay to our performance and the creation of value for our shareholders
- ensure remuneration arrangements are equitable and facilitate the deployment of human resources around our businesses
- limit severance payments on termination to pre-established contractual arrangements that do not commit us to making unjustified payments.

The Committee is confident that these principles, which were applied in the year under review and are expected to be applied in FY2010 and beyond, continue to meet the Group's objectives.

Remuneration for non-executive Directors

US dollars	Fees	Committee Chair fees	Committee membership fees	Travel and other benefits [1]	Retirement benefits [2]	Total
Paul Anderson	140,000	–	20,000	87,517	–	247,517
Don Argus	1,000,000	–	–	85,796	53,636	1,139,432
Alan Boeckmann [3]	116,667	–	8,496	51,000	–	176,163
John Buchanan	170,000	35,000	–	51,000	–	256,000
Carlos Cordeiro	140,000	–	20,000	90,473	–	250,473
David Crawford	140,000	50,000	–	71,406	10,183	271,589
E Gail de Planque	140,000	–	40,000	88,891	–	268,891
David Jenkins	140,000	–	45,000	73,000	–	258,000
David Morgan	140,000	–	25,000	71,406	8,841	245,247
Wayne Murdy [3]	5,056	–	555	–	–	5,611
Jacques Nasser	140,000	–	25,000	102,406	–	267,406
Keith Rumble [3]	116,667	–	8,496	96,000	–	221,163
John Schubert	140,000	35,000	–	70,000	9,381	254,381

Notes

[1] Other benefits include professional fees and reimbursements of the cost of travel, accommodation and subsistence for the non-executive Director, and where applicable, their spouse.

[2] In respect of retirement benefits, BHP Billiton Limited makes superannuation contributions of nine per cent of fees paid in accordance with Australian superannuation legislation.

[3] Alan Boeckmann and Keith Rumble were appointed Directors of BHP Billiton Limited and BHP Billiton Plc with effect from 1 September 2008. Wayne Murdy was appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc with effect from 18 June 2009.

Remuneration for Group Management Committee members

US dollars	Base salary [1]	Annual cash award	Benefits	Retirement benefits	Share-based payments	Total
Marius Kloppers	2,002,455	1,732,726	40,598	800,982	5,822,828	10,399,589
Alberto Calderon	1,015,615	1,014,338	11,361	355,465	2,482,900	4,879,679
Andrew Mackenzie [2]	549,106	496,392	1,607,929	197,678	2,113,504	4,964,609
Marcus Randolph	1,141,543	927,277	47,377	388,124	3,304,227	5,808,548
Alex Vanselow	990,071	840,827	31,321	376,227	3,481,576	5,720,022
Karen Wood	772,255	718,307	–	265,656	2,648,751	4,404,969
J Michael Yeager	1,130,752	1,102,607	62,901	404,809	3,676,896	6,377,965

Notes

[1] Base salaries are generally reviewed on 1 September each year. Amounts shown reflect salary increases paid over the 12-month period ended 30 June 2009. Base salary for Andrew Mackenzie reflects the period 15 November 2008 to 30 June 2009.

[2] Benefits for Andrew Mackenzie consist of a payment of £1,000,000 as compensation for the value foregone of his awards and options under plans operated by his previous employer. The amount was paid on commencement of employment.

BHP BILLITON SUMMARY REVIEW 2009 · 31

Shareholder Information

Annual General Meetings

BHP Billiton Plc – Thursday, 29 October 2009 at 11.00am
The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, UK.

BHP Billiton Limited – Thursday, 26 November 2009 at 10.30am
Brisbane Convention & Exhibition Centre, Cnr Merivale and Glenelg Streets, South Bank, Brisbane, Queensland, Australia.

Change of shareholder details and enquiries

Shareholders may contact the appropriate office of the BHP Billiton Share Registrar or Transfer Office on any matter relating to their shares or American Depositary Receipt holdings.

Dividend policy and payments

We have a progressive dividend policy that seeks to steadily increase or at least to maintain the dividend in US dollars at each half yearly payment provided that we generate sufficient profit and cash flow to do so.

We declare our dividends and other distributions in US dollars as it is our main functional currency. BHP Billiton Limited pays its dividends in Australian dollars, UK pounds sterling, New Zealand dollars or US dollars, depending on the country of residence of the shareholder. BHP Billiton Plc pays its dividends in UK pounds sterling to shareholders registered on its principal register in the UK and in South African rand to shareholders registered on its branch register in South Africa. If shareholders on the UK register wish to receive dividends in US dollars they must complete an appropriate election form and return it to the BHP Billiton Share Registrar no later than close of business on the Dividend Record Date.

BHP Billiton Limited shareholders may have their cash dividends paid directly into a nominated bank, building society or credit union, depending on the shareholder's country of residence as shown below.

Country where shareholder is resident	Financial institution
Australia	Bank, building society, credit union
UK	Bank, building society
New Zealand	Bank
US	Bank

Shareholders from the abovementioned locations who do not provide their direct credit details and shareholders with registered addresses outside Australia, UK, New Zealand and US will receive dividend payments by way of a cheque in Australian dollars.

BHP Billiton Plc shareholders may have their cash dividends paid directly into a bank or building society by completing a dividend mandate form which is available from the BHP Billiton Share Registrar in the UK or South Africa.

Stock exchange listings

BHP Billiton Limited has a primary listing on the Australian Securities Exchange in Australia. It has secondary listings on the Frankfurt Stock Exchange in Germany and the Swiss Stock Exchange in Switzerland and has notified its intention to delist from both these exchanges. These delistings are expected to be completed in 2010. BHP Billiton Plc has a primary listing on the London Stock Exchange in the UK and a secondary listing on the Johannesburg Stock Exchange in South Africa. In addition, BHP Billiton Limited and BHP Billiton Plc are listed on the New York Stock Exchange (NYSE) in the US. Trading on the NYSE is via American Depositary Shares.

Key dates for shareholders

The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges will be notified.

Date	Events
25 September 2009	Final Dividend Payment Date
29 October 2009	BHP Billiton Plc Annual General Meeting in London
26 November 2009	BHP Billiton Limited Annual General Meeting in Brisbane
10 February 2010	Interim Results Announced
5 March 2010	Interim Dividend Record Date
23 March 2010	Interim Dividend Payment Date
25 August 2010	Annual Results Announced

Visit *www.bhpbilliton.com* for up-to-date Group and shareholder information, including:



Online shareholder services
- check your holding
- vote online
- update direct credit details
- create your own virtual portfolio
- register to receive electronic shareholder communications

Annual, financial, production and sustainability reports

News and presentations

Company overview

Governance information

Subscribe to receive news sent directly to your email address

Receive your reports electronically.

The BHP Billiton Group produces an Annual Report, a Summary Review and a Sustainability Summary Report, which are posted on the internet. Shareholders are encouraged to visit *www.bhpbilliton.com* to inspect the electronic versions of these publications and provide feedback to the Company.

The single parent entity financial statements of BHP Billiton Limited are available on the Company's website (*www.bhpbilliton.com*) and are available to shareholders on request free of charge.

32 - BHP BILLITON SUMMARY REVIEW 2009

Corporate Directory

BHP Billiton Group Registered Offices

BHP Billiton Limited
Australia
BHP Billiton Centre
180 Lonsdale Street
Melbourne VIC 3000
Telephone 1300 554 757 (within Australia)
+61 3 9609 3333 (outside Australia)
Facsimile +61 3 9609 3015

BHP Billiton Plc
United Kingdom
Neathouse Place
London SW1V 1BH
Telephone +44 20 7802 4000
Facsimile +44 20 7802 4111

Group Company Secretary
Jane McAloon

BHP Billiton Corporate Centres

South Africa
6 Hollard Street
Johannesburg 2001
Telephone +27 11 376 9111
Facsimile +27 11 838 4716

Chile
Avenida Americo Vespucio Sur # 100
9th Floor
Las Condes
Santiago
Telephone +56 2 330 5000
Facsimile +56 2 207 6509

United States
1360 Post Oak Boulevard, Suite 150
Houston, TX 77056-3020
Telephone +1 713 961 8500
Facsimile +1 713 961 8400

Marketing Offices

Netherlands
Verheeskade 25
2521 BE The Hague
Telephone +31 70 315 6666
Facsimile +31 70 315 6767

Singapore
#10-01 Capital Tower
168 Robinson Road
Singapore 068912
Telephone +65 6349 3333
Facsimile +65 6349 4000

Belgium
BHP Billiton Diamonds (Belgium) N.V.
Hoveniersstraat 30
2018 Antwerp
Telephone +32 3 201 1090
Facsimile +32 3 213 0846

Share Registrars and Transfer Offices

Australia
BHP Billiton Limited Registrar
Computershare Investor Services
Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal Address – GPO Box 2975
Melbourne VIC 3001
Telephone 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile +61 3 9473 2460
Email enquiries:
web.queries@computershare.com.au

United Kingdom
BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS99 6ZY
Telephone +44 844 472 7001
Facsimile +44 870 703 6076
Email enquiries:
web.queries@computershare.co.uk

South Africa
BHP Billiton Plc branch register
Computershare Investor Services
(Pty) Limited
70 Marshall Street
Johannesburg 2001
Postal Address – PO Box 61051
Marshalltown 2107
Telephone +27 11 373 0033
Facsimile +27 11 688 5238

Holders of shares dematerialised
into STRATE should contact their CSDP
or stockbroker.

New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna North Shore City
Postal Address – Private Bag 92119
Auckland 1020
Telephone +64 9 488 8777
Facsimile +64 9 488 8787

United States
Computershare Investor Services
2 North LaSalle Street
Chicago, IL 60602
Postal Address – PO Box 0289
Chicago, IL 60690-9569
Telephone +1 888 404 6340
(toll-free within US)
Facsimile +1 312 601 4331

ADR Depositary, Transfer Agent and
Registrar Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll-free within US)
Facsimile +1 201 324 3284
Email enquiries:
citibank@shareholders-online.com
Website: www.citi.com/dr

Other Details Provided to Assist Shareholders

Germany
Trustee
Deutsche Boerse Clearing AG
Dividend-paying bank
Deutsche Bank AG

Switzerland
Trustee
SEGA Schweizerische
Effekten-Giro AG
Dividend-paying bank
UBS AG
Credit Suisse First Boston

BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined Group known as BHP Billiton.

The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, UK. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this publication the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.

Throughout this Summary Review, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies.



Cover story:
BHP Billiton takes pride in its diverse portfolio of assets. Our cover provides a snapshot of this diversity, highlighting assets from different Customer Sector Groups around the Group.

From top right rotating clockwise:
Shenzi, Petroleum, Gulf of Mexico; Illawarra Coal, Metallurgical Coal, Australia; Spence, Base Metals, Chile; TEMCO, Manganese, Australia; Nickel West, Stainless Steel Materials, Australia.

Bhp billiton

Resourcing the future